Exhibit 99.1

ATA Reports Financial Results for Three-Month Period Ended September 30, 2017

Company to Hold Conference Call on Thursday, November 9, 2017, at 8 p.m. ET

Beijing, China, November 9, 2017 (NY) / November 10, 2017 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for the three months ended September 30, 2017 (“Quarter ended September 30, 2017”).

As previously disclosed on the Company’s Form 6-K filing with the SEC on June 2, 2017, ATA’s Board of Directors approved a change in the Company’s fiscal year end from March 31 to December 31. This change was made to better reflect the business cycle of the Company as well as to allow ATA to manage and streamline its financial reporting processes by aligning its reporting schedule with statutory requirements in China. The Company will file a transition report on Form 20-F after December 31, 2017, to account for the transition period from April 1, 2017, to December 31, 2017 (“Nine-month Transition Period 2017”), as a result of this change. The Company will continue to report financial results on a quarterly basis during this transition period.

Financial and Operating Highlights for the Quarter Ended September 30, 2017 (percentage changes and comparisons against the quarter ended September 30, 2016)

•                  Net revenues of RMB69.6 million (US$10.5 million), up 6.8%

•                  Gross profit of RMB30.8 million (US$4.6 million), compared to RMB29.6 million

•                  Loss from operations of RMB16.7 million (US$2.5 million), compared to RMB9.3 million, primarily due to increased operating expenses related to labor costs for new hires and incremental remuneration packages, as well as higher share-based compensation expense

•                  Net loss attributable to ATA Inc. of RMB16.0 million (US$2.4 million), compared to RMB35.6 million, an improvement due to the RMB21.9 million impairment loss taken in the prior-year period

•                  Adjusted net loss attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB11.0 million (US$1.6 million), compared to RMB34.6 million

•                  Basic and diluted losses per ADS attributable to ATA Inc. were both RMB0.68 (US$0.10). Basic and diluted losses per ADS attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) were RMB0.46 (US$0.06).

•                  Delivered approximately 1.4 million billable tests, compared to 1.8 million billable tests in prior-year period

•                  RMB166.2 million (US$25.0 million) in cash and cash equivalents as of September 30, 2017

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We were pleased to achieve top line growth for the Quarter ended September 30, 2017. After successfully administering the junior level Accounting Professional and Technical Qualification Exam in the city of Nanchang last quarter, we delivered the mid-level version of this exam title in Nanchang and other major cities and provinces, including Beijing, Shanghai and Fujian, during the period. In addition, we delivered new exams and related services for events such as the National and Local Tax Law Knowledge Contests, which were launched in various provinces in China including Shanxi, Yunnan, Hunan, Guizhou, and Inner Mongolia. ATA also provided HR Select services to local financial institutions, including the Sichuan Rural Credit Cooperative in Sichuan province, with which we forged a partnership this year. Furthermore, we announced in August that ATA has entered into a test preparation partnership with ACT, Inc. (‘ACT’) this past April. In September, ATA successfully delivered the ACT test in Jeju Island, Korea, and Global Assessment Certificate schools in mainland China. The seamless execution of the exam was notable as ACT cancelled a number of their scheduled tests across Asia due to a suspected security breach of test materials.”

Mr. Ma continued, “ATA is undertaking several initiatives to strengthen our core testing services business. We have been adding resources to our research and development team, and actively evaluating our platforms as we aim to bring our clients the latest technologies in test delivery and preparation. In addition, we have decentralized our sales and marketing functions to enable ATA to take better advantage of local business opportunities. With new provincial representative offices, we believe we are well positioned to become a major market player in more geographically focused exams. As a result of all these initiatives, as well as costs associated with incremental remuneration packages, increased operating expenses ultimately impacted our bottom line for the Quarter ended September 30, 2017. The last quarter of the calendar year has generally been our strongest due to the timing of campus recruitment and client exams. As we anticipate a strong quarter for the three-month period ending December 31, 2017, we are reiterating our previously provided net revenue guidance for the Nine-Month Transition Period 2017.”

Update on Preliminary Proposal to Acquire ATA Online

ATA provided an update on the previously announced preliminary non-binding proposal (the “Proposal”) from Mr. Kevin Ma to acquire ATA’s 100% equity interest in ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”), a wholly-owned subsidiary of the Company, for a total consideration of US$150 million. The Board-established special committee, comprising two of ATA’s independent directors Mr. Alec Tsui and Ms. Hope Ni, has retained a financial advisor and U.S. legal counsel, and continues working with these advisors in reviewing and evaluating the Proposal.

Operating Review

In the Quarter ended September 30, 2017, ATA delivered a total of approximately 1.4 million billable tests, compared to 1.8 million billable tests in the three months ended September 30, 2016. The Company had a network of 3,256 authorized test centers throughout China as of September 30, 2017, which the Company believes is the largest test center network in China operated by a single commercial testing service provider. ATA has delivered a total of approximately 93.4 million billable tests since it began operations in 1999.

GAAP Results for the Quarter Ended September 30, 2017

ATA’s total net revenues for the Quarter ended September 30, 2017 were RMB69.6 million (US$10.5 million), a 6.8% increase from RMB65.1 million in the prior-year period.

Gross profit for the Quarter ended September 30, 2017 was RMB30.8 million (US$4.6 million), compared to RMB29.6 million in the prior-year period. Gross margin was 44.3% during the period, compared to 45.4% in the prior-year period. The decrease in gross margin was primarily due to increased costs related to the delivery of the Accounting Professional and Technical Qualification Exam, a new exam title in a number of major cities and provinces that incurred higher expenses during the initial implementation phase, as well as increased licensing fees and higher share-based compensation expense related to new share options issued in January 2017.

Loss from operations for the Quarter ended September 30, 2017 was RMB16.7 million (US$2.5 million), compared to RMB9.3 million, primarily due to increased operating expenses related to labor costs for new hires and incremental remuneration packages, as well as higher share-based compensation expense.

Net loss attributable to ATA Inc. for the Quarter ended September 30, 2017 improved to RMB16.0 million (US$2.4 million), compared to RMB35.6 million in the prior-year period when the Company recorded an RMB21.9 million impairment loss related to an equity method investment in an associated company.

For the Quarter ended September 30, 2017, basic and diluted losses per common share attributable to ATA Inc. were both RMB0.34 (US$0.05), compared to RMB0.78 for the prior-year period. Basic and diluted losses per ADS attributable to ATA Inc. were both RMB0.68 (US$0.10) in the Quarter ended September 30, 2017, compared to RMB1.56 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ATA Inc. for the Quarter ended September 30, 2017, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), was RMB11.0 million (US$1.6 million), compared to RMB34.6 million in the prior-year period.

Basic and diluted losses per common share attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for the Quarter ended September 30, 2017 were both RMB0.23 (US$0.03). Basic and diluted losses per ADS attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for the Quarter ended September 30, 2017 were both RMB0.46 (US$0.06), compared to RMB1.50 in the prior-year period.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for the Quarter ended September 30, 2017 was 22.9 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of September 30, 2017, ATA’s cash and cash equivalents were RMB166.2 million (US$25.0 million), working capital was RMB156.1 million (US$23.5 million), and total shareholders’ equity was RMB308.6 million (US$46.4 million); compared to RMB222.4 million, RMB192.9 million, and RMB392.5 million, respectively, as of March 31, 2017.

Guidance for Nine-month Transition Period 2017 and Quarter Ending December 31, 2017

For the quarter ending December 31, 2017, ATA expects net revenues of between RMB312.0 million and RMB317.0 million.

For the nine months ending December 31, 2017, ATA is reiterating its expectation of net revenues between RMB490.0 million and RMB510.0 million.

Estimated Financial Results

(RMB in millions)

	Estimated for the nine months ending December 31, 2017	Actual for the nine months ended December 31, 2016
Net Revenues	490.0-510.0	435.4

	Estimated for the quarter ending December 31, 2017	Actual for the quarter ended December 31, 2016
Net Revenues	312.0-317.0	273.5

These are ATA’s current projections, which are subject to change. You are cautioned that the operating results in the Quarter ended September 30, 2017, are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 p.m. Eastern Time on Thursday, November 9, 2017, during which management will discuss the results of the Quarter ended September 30, 2017. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 419-5570

International (Toll):	+1 (617) 896-9871

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:		3002 1672

Participant Passcode:	41083271

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/23187.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of September 30, 2017, ATA’s test center network comprised 3,256 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered approximately 93.4 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the quarter and nine months ending December 31, 2017, and statements regarding market demand and trends, the delivery of various new exams and related services including the National and Local Tax Law Knowledge Contests, the HR Select services provided for Sichuan Rural Credit Cooperative, the junior level and mid-level Accounting Professional and Technical Qualification Exam, the ACT test preparation services, and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2017, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2017.

The preliminary results for the Quarter ended September 30, 2017 remain subject to the finalization of the Company’s year-end closing and reporting processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for the Quarter ended September 30, 2017 into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.6533 to US$1.00, the noon buying rate as of September 30, 2017, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,	September 30,
	2017	2017	2017
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	222,448,413	166,219,394	24,983,000
Accounts receivable, net	56,161,255	61,896,441	9,303,119
Receivable due from shareholder	10,000,000	—	—
Prepaid expenses and other current assets	7,335,824	25,315,871	3,805,010
Total current assets	295,945,492	253,431,706	38,091,129

Long-term investments	88,891,687	92,288,740	13,871,123
Property and equipment, net	51,868,914	51,197,629	7,695,073
Goodwill	32,523,983	32,523,983	4,888,399
Intangible assets, net	11,326,513	10,012,340	1,504,868
Restricted cash	30,000,000	—	—
Deferred income tax assets	3,388,760	2,695,449	405,130
Other assets	5,894,767	14,684,870	2,207,155
Total assets	519,840,116	456,834,717	68,662,877

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	3,449,650	—	—
Accrued expenses and other payables	89,358,847	60,404,354	9,078,857
Deferred revenues	10,221,897	36,949,709	5,553,591
Total current liabilities	103,030,394	97,354,063	14,632,448

Deferred revenues	1,731,622	1,841,952	276,848
Deferred income tax liabilities	22,620,872	12,403,596	1,864,277
Other non-current liabilities	—	1,015,826	152,680
Total liabilities	127,382,888	112,615,437	16,926,253

Mezzanine equity-redeemable non-controlling interests	—	35,606,818	5,351,753

Shareholders’ equity:
Common shares	3,533,912	3,534,871	531,296
Treasury shares	(27,737,073)	(27,737,073)	(4,168,920)
Additional paid-in capital	402,631,430	382,818,572	57,538,150
Accumulated other comprehensive loss	(25,069,771)	(26,345,701)	(3,959,794)
Retained earnings	38,018,802	(24,418,428)	(3,670,124)
Total shareholders’ equity attributable to ATA Inc.	391,377,300	307,852,241	46,270,608
Non-controlling interests	1,079,928	760,221	114,263
Total shareholders’ equity	392,457,228	308,612,462	46,384,871
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	519,840,116	456,834,717	68,662,877

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2016	2017	2017
	RMB	RMB	USD
Net revenues:
Testing services	56,059,335	56,923,543	8,555,686
Online education services	2,712,937	2,105,360	316,438
Other revenue	6,359,584	10,524,777	1,581,888
Total net revenues	65,131,856	69,553,680	10,454,012
Cost of revenues	35,580,720	38,738,765	5,822,489
Gross profit	29,551,136	30,814,915	4,631,523

Operating expenses:
Research and development	10,191,341	13,087,567	1,967,079
Sales and marketing	12,489,548	14,263,117	2,143,766
General and administrative	16,187,709	20,132,554	3,025,950
Total operating expenses	38,868,598	47,483,238	7,136,795
Loss from operations	(9,317,462)	(16,668,323)	(2,505,272)

Other income (expense):
Share of net loss of equity method investments	(3,980,587)	(768,114)	(115,449)
Impairment loss of equity method investment	(21,904,611)	—	—
Interest income, net of interest expenses	732,121	921,450	138,495
Foreign currency exchange gain (loss), net	(14,733)	2,281	343
Loss before income taxes	(34,485,272)	(16,512,706)	(2,481,883)

Income tax expense	1,092,287	8,782	1,320
Net loss	(35,577,559)	(16,521,488)	(2,483,203)
Net loss attributable to non-controlling interests	—	(138,007)	(20,743)
Net loss attributable to redeemable non-controlling interests	—	(424,615)	(63,820)
Net loss attributable to ATA Inc.	(35,577,559)	(15,958,866)	(2,398,640)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(1,713)	(154,844)	(23,273)
Comprehensive loss attributable to ATA Inc.	(35,579,272)	(16,113,710)	(2,421,913)

Basic and diluted losses
per common share attributable to ATA Inc.	(0.78)	(0.34)	(0.05)
Basic and diluted losses
per ADS attributable to ATA Inc.	(1.56)	(0.68)	(0.10)

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six-month Period Ended
	September 30,	September 30,	September 30,
	2016	2017	2017
	RMB	RMB	USD
Net revenues:
Testing services	145,613,013	155,374,915	23,353,060
Online education services	3,775,820	2,617,976	393,485
Other revenue	12,587,042	15,618,157	2,347,430
Total net revenues	161,975,875	173,611,048	26,093,975
Cost of revenues	84,347,971	96,452,598	14,496,956
Gross profit	77,627,904	77,158,450	11,597,019

Operating expenses:
Research and development	19,338,971	23,734,320	3,567,300
Sales and marketing	24,163,478	28,001,446	4,208,655
General and administrative	32,221,526	47,454,473	7,132,472
Total operating expenses	75,723,975	99,190,239	14,908,427
Income (loss) from operations	1,903,929	(22,031,789)	(3,311,408)

Other income (expense):
Gain from disposal of long-term investment	—	457,236	68,723
Share of net loss of equity method investments	(8,110,341)	(1,612,158)	(242,310)
Impairment loss of equity method investment	(21,904,611)	—	—
Interest income, net of interest expenses	1,705,897	1,940,811	291,707
Foreign currency exchange losses, net	(46,143)	(638,826)	(96,016)
Loss before income taxes	(26,451,269)	(21,884,726)	(3,289,304)

Income tax expense	4,982,928	3,397,879	510,706
Net loss	(31,434,197)	(25,282,605)	(3,800,010)
Net loss attributable to non-controlling interests	—	(319,707)	(48,052)
Net loss attributable to redeemable non-controlling interests	—	(544,469)	(81,834)
Net loss attributable to ATA Inc.	(31,434,197)	(24,418,429)	(3,670,124)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	239,413	(1,275,930)	(191,774)
Comprehensive loss attributable to ATA Inc.	(31,194,784)	(25,694,359)	(3,861,898)

Basic and diluted losses
per common share attributable to ATA Inc.	(0.69)	(0.66)	(0.10)
Basic and diluted losses
per ADS attributable to ATA Inc.	(1.38)	(1.32)	(0.20)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2016	2017	2016	2017
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ATA Inc.	(35,577,559)	(15,958,866)	(31,434,197)	(24,418,429)
Share-based compensation expenses	1,008,925	4,995,707	2,048,235	10,207,815
Foreign currency exchange loss (gain), net	14,733	(2,281)	46,143	638,826
Non-GAAP net loss attributable to ATA Inc.	(34,553,901)	(10,965,440)	(29,339,819)	(13,571,788)

GAAP losses per common share attributable to ATA Inc.
Basic and diluted	(0.78)	(0.34)	(0.69)	(0.66)

Non-GAAP losses per common share attributable to ATA Inc.
Basic and diluted	(0.75)	(0.23)	(0.64)	(0.43)